SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 001-31486

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

REQUIRED INFORMATION

Item 1-3. The First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Plan financials will be filed by amendment.

Exhibits

23.1 Consent of KPMG LLP*

*To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

Date: June 25, 2004

Patrick T. Murphy
Member of the Retirement
Plan Committee

Date: June 25, 2004

William J. Healy
Member of the Retirement
Plan Committee